                                                                               .
                                                                               .
                                                                               .

              ROPES & GRAY LLP
ROPES         ONE INTERNATIONAL PLACE        BOSTON, MA 02110-2624        617-951-7000        F 617-951-7050
& GRAY LLP    BOSTON     NEW YORK     PALO ALTO     SAN FRANCISCO     WASHINGTON, DC       www.ropesgray.com


                                 March 18, 2005


Columbia Contrarian Income Fund
Columbia Funds Trust III
One Financial Center
Boston, MA  02111-2621

Columbia Quality Plus Bond Fund
Columbia Funds Trust III
One Financial Center
Boston, MA  02111-2621

Ladies and Gentlemen:

         We have acted as counsel in connection with the Agreement and Plan of Reorganization (the "Agreement") dated December 17, 2004 by Columbia Funds Trust III, a Massachusetts business trust (the "Trust"), on behalf of both Columbia Contrarian Income Fund ("Target Fund") and Columbia Quality Plus Bond Fund ("Acquiring Fund"). The Agreement describes a transaction (the "Transaction") to occur as of the date of this letter (the "Closing Date"), pursuant to which Acquiring Fund will acquire substantially all of the assets of Target Fund in exchange for shares of beneficial interest in Acquiring Fund (the "Acquiring Fund Shares") and the assumption by Acquiring Fund of all of the liabilities of Target Fund following which the Acquiring Fund Shares received by Target Fund will be distributed by Target Fund to its shareholders in liquidation and termination of Target Fund. This opinion as to certain U.S. federal income tax consequences of the Transaction is furnished to you pursuant to Section 8.5 of the Agreement. Capitalized terms not defined herein are used herein as defined in the Agreement.

         Target Fund is a series of the Trust, which is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end management investment company. Shares of Target Fund are redeemable at net asset value at each shareholder's option. Target Fund has elected to be a regulated investment company for federal income tax purposes under Section 851 of the Internal Revenue Code of 1986, as amended (the "Code").


         Acquiring Fund is also a series of the Trust. Shares of Acquiring Fund are redeemable at net asset value at each shareholder's option. Acquiring Fund has elected to be a regulated investment company for federal income tax purposes under Section 851 of the Code.

         For purposes of this opinion, we have considered the Agreement, the Combined Prospectus/Proxy Statement filed February 11, 2005, and such other items as we have deemed

Columbia Contrarian Income Fund
Columbia Quality Plus Bond Fund

necessary to render this opinion. In addition, you have provided us with letters dated as of the date hereof, representing as to certain facts, occurrences and information upon which you have indicated that we may rely in rendering this opinion (whether or not contained or reflected in the documents and items referred to above).

         The facts you have represented as to in paragraph 5 of the letter from Acquiring Fund and paragraph 6 of the letter from Target Fund, each dated as of the date hereof, support the conclusion that, following the Transaction, Acquiring Fund will continue the historic business of Target Fund as an open-end management investment company that seeks a high level of current income, generally by investing in debt obligations.

         Various factors demonstrate the similarity between Target Fund and Acquiring Fund. Unless otherwise noted, the following is based on information provided by Paul Rocheleau and Marie Schofield, the portfolio managers of Target Fund and Acquiring Fund, respectively. As of December 31, 2004 ("the comparison date"), a randomly selected date that reflects the funds' portfolios composed without reference to the Transaction, both funds were categorized by Morningstar as "Intermediate-Term Bond" funds.(1) Furthermore, each fund invested at least 96.36% of its total assets in North America.

         A comparison of the funds' portfolios indicates that, consistent with the funds' shared goals and strategies, the funds hold securities with similar characteristics. First, as of the comparison date, the funds had identical average yields to maturity (4.18%). Yield to maturity ("YTM") is a method of measuring the total yield of a bond that takes into account both coupon payments and amortization or accretion from the time of purchase until maturity (i.e., the average rate of return that will be earned on a bond if held to maturity).(2) The fact that the two funds have identical YTMs shows the strong similarity between the funds' bond portfolios with respect to annual coupon payments and number of years to maturity. As of the comparison date, the average coupons of the funds' portfolios were relatively close: 4.97% for Target Fund and 4.85% for Acquiring Fund. The market-weighted average coupons were also relatively close: 5.022% for Target Fund and 4.934% for Acquiring Fund. With respect to maturity, the funds' portfolios exhibit some similarity. As of the comparison date, the average maturity of Target Fund, 5.13 years, was somewhat similar to that of Acquiring Fund, 7.10 years. Moreover, the difference in average coupons offsets the difference in average maturities, with the result that the funds' YTMs are the same.

------------
(1) As defined by Morningstar, an "Intermediate-Term Bond" fund focuses on corporate, government, foreign, or other issues with an average duration of greater than or equal to 3.5 years but less than or equal to 6 years, or an average effective maturity of more than 4 years but less than 10 years.

(2) Technically speaking, YTM is the interest rate that makes the present value of a bond's payments equal to its price. Zvi Bodie, et al, Investments 417
(1999). It may be calculated using the following equation: c(1 + r)(-1) + c(1 + r)(-2) + ... + c(1 + r)(-n) + B(1 + r)(-n) = P, where
c = annual coupon payment (in dollars, not a percent) n = number of years to maturity
B = par value
P = purchase price.

Columbia Contrarian Income Fund
Columbia Quality Plus Bond Fund

         Next, the two funds' portfolios are similar in terms of credit quality. As of the comparison date, the funds' average Moody's ratings were in the investment grade, very high credit quality category: AA3 for Target Fund and AA1 for Acquiring Fund. Furthermore, the credit ratings of the funds' individual investments overlapped by a total of 68.5%. Specifically, there was an overlap of 7.6% in Treasury bonds, 26.7% in government agency bonds, 2.3% in AAA-rated investments, 5.2% in AA-rated investments, 17.3% in A-rated investments, 9% in BBB-rated investments, and 0.4% in all lower-rated investments.

         In addition, the funds' portfolios are somewhat similar in terms of sector diversification. As of the comparison date, the funds shared a total overlap of 59.0%, constituted by 19.3% in industry, 15.9% in pass-through entities, 10.7% in finance, 7.6% in Treasury bonds, 3.5% in collateralized mortgage obligations, 1.2% in electricity and gas, and 0.8% in international investments.

         The funds' portfolios are also relatively comparable in terms of duration. As of June 30, 2004,(3) Morningstar placed Target Fund in the "High-Short" Style Box, whereas it placed Acquiring Fund in the "High-Intermediate" Style Box. Both of these Morningstar Style Boxes correspond to an average credit rating of AAA or AA, but they differ in that "High-Short" corresponds to an average effective duration of less than 3.5 years, whereas "High-Intermediate" corresponds to an average effective duration of greater than or equal to 3.5 years but less than or equal to 6 years. For various reasons, however, the two funds are actually more similar in terms of duration than their different Style Boxes suggest. First, as of the comparison date, the average effective duration of Target Fund, 3.29 years, falls just below the 3.5 year cutoff for the "High-Intermediate" Style Box. Second, 3.29 years is relatively close to the average effective duration of Acquiring Fund, 4.63 years, which is in the lower half of the duration range for the "High-Intermediate" Style Box. Third, and perhaps most significantly, although Morningstar placed Target Fund in the "High-Short" Style Box, it categorized both funds as "Intermediate-Term Bond" funds. It is important to note that whereas Morningstar Styles Boxes simply represent a snapshot in time, Morningstar Categories reflect a fund's investment focus over the past three years. Thus, Target Fund's placement in the "High-Short" Style Box represents only a snapshot taken during the month of June. In contrast, Target Fund's placement in the "Intermediate-Term Bond" category (the same category as Acquiring Fund) reflects the fact that over the past three years, Target Fund's average effective duration has generally been in the "intermediate" range of 3.5 to six years. In other words, over the past three years, both funds have generally focused on intermediate-term bonds, not short-term ones.

          Based on the foregoing representations and assumption and our review of the documents and items referred to above, we are of the opinion that generally, subject to the final paragraphs hereof, for U.S. federal income tax purposes:

         (i) The Transaction will constitute a reorganization within the meaning of Section 368(a) of the Code, and Acquiring Fund and Target Fund each will be a "party to a reorganization" within the meaning of Section 368(b) of the Code;


-------------
(3) Although December 31, 2004 is the chosen comparison date, June 30, 2004 data is used here simply because it is the most recent date for which Morningstar Style Box information is available.

Columbia Contrarian Income Fund
Columbia Quality Plus Bond Fund

         (ii) Under section 1032 of the Code, no gain or loss will be recognized by Acquiring Fund upon the receipt of the assets of Target Fund in exchange for Acquiring Fund Shares and the assumption by Acquiring Fund of the liabilities of Target Fund;

         (iii) Under section 362(b) of the Code, the basis in the hands of Acquiring Fund of the assets of Target Fund transferred to Acquiring Fund in the Transaction will be the same as the basis of such assets in the hands of Target Fund immediately prior to the transfer;

         (iv) Under section 1223(2) of the Code, the holding periods of the assets of Target Fund in the hands of Acquiring Fund will include the periods during which such assets were held by Target Fund ;

         (v) Under section 361 of the Code, no gain or loss will be recognized by Target Fund upon the transfer of Target Fund's assets to Acquiring Fund in exchange for Acquiring Fund Shares and the assumption by Acquiring Fund of the liabilities of Target Fund , or upon the distribution of Acquiring Fund Shares by Target Fund to its shareholders in liquidation;

         (vi) Under section 354 of the Code, no gain or loss will be recognized by Target Fund shareholders upon the exchange of their Target Fund shares for Acquiring Fund Shares ;

         (vii) Under section 358 of the Code, the aggregate basis of Acquiring Fund Shares a Target Fund shareholder receives in connection with the Transaction will be the same as the aggregate basis of his or her Target Fund shares exchanged therefor;

         (viii) Under section 1223(1) of the Code, a Target Fund shareholder's holding period for his or her Acquiring Fund Shares will be determined by including the period for which he or she held the Target Fund shares exchanged therefor, provided that he or she held such Target Fund shares as capital assets; and

         (ix) Acquiring Fund will succeed to and take into account the items of Target Fund described in Section 381(c) of the Code, subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 of the Code and the Regulations thereunder.

We express no view with respect to the effect of the reorganization on any transferred asset as to which any unrealized gain or loss is required to be recognized at the end of a taxable year (or on the termination or transfer thereof) under federal income tax principles.

         In connection with this opinion, we call your attention to Revenue Ruling 87-76, 1987-2 C.B. 84, published by the Internal Revenue Service ("IRS"). In that ruling, the IRS held that the so-called "continuity of business enterprise" requirement necessary to tax-free reorganization treatment was not met in the case of an acquisition of an investment company which invested in corporate stocks and bonds by an investment company which invested in municipal bonds.

Columbia Contrarian Income Fund
Columbia Quality Plus Bond Fund

Specifically, the IRS based its ruling on its conclusion that the business of investing in corporate stocks and bonds is not the same line of business as investing in municipal bonds. We believe that the IRS's conclusion in this ruling is questionable, and that, even if the IRS's conclusion is correct, the facts of this Transaction are distinguishable from those in the published ruling.

         We believe that Acquiring Fund and Target Fund are both engaged in the same line of business: each is an open-end management investment company that open-end management investment company that seeks a high level of current income, generally by investing in debt obligations. The funds were both categorized as "Intermediate-Term Bond" funds by Morningstar and their portfolios are substantially similar in terms of yield to maturity, credit quality, sector diversification, and duration. After the Transaction, Acquiring Fund will continue that line of business for the benefit of the stockholders of both Target and Acquiring Funds. While Acquiring Fund will dispose of securities formerly held by Target Fund, these dispositions will be fully consistent with the shared historic investment policies of both Funds and all proceeds generated by such dispositions will be reinvested in a manner fully consistent with such policies. In these circumstances, we are of the opinion that Acquiring Fund will have continued the historic business of Target Fund for the benefit of, among others, the historic stockholders of Target Fund, and that the continuity of business enterprise doctrine should, as a result, be fulfilled. Because Revenue Ruling 87-76 is the only published ruling dealing specifically with the application of the "continuity of business enterprise" requirement to a reorganization involving investment companies, however, our opinion cannot be free from doubt. No ruling has been or will be obtained from the IRS as to the subject matter of this opinion and there can be no assurance that the IRS or a court of law will concur with the opinion set forth above.

                    [Rest of page intentionally left blank.]

Columbia Contrarian Income Fund
Columbia Quality Plus Bond Fund

         Our opinion is based on the Internal Revenue Code of 1986, as amended, Treasury Regulations, Internal Revenue Service rulings, judicial decisions, and other applicable authority, all as in effect on the date of this opinion. The legal authorities on which this opinion is based may be changed at any time. Any such changes may be retroactively applied and could modify the opinions expressed above.

                                                        Very truly yours,



                                                        Ropes & Gray LLP